Exhibit 1.1

English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

UNOFFICIAL TRANSLATION

ARTICLES OF ASSOCIATION

OF:

FERROVIAL SE

WITH SEAT IN AMSTERDAM

English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In these articles of association:

"Annual Accounts" means the Company's annual accounts as referred to in section 2:361 BW;

"Board" means the Company’s board of directors;

"Board Rules" means the rules as referred to in article 8.1.9; "BW" means the Dutch Civil Code;

"Chairman" means the Director designated as such in accordance with article 8.1.4;

"Company" means the European company (Societas Europaea) whose organisation is laid down in these articles of association;

"Director" means a member of the Board;

"Executive Director" means a Director appointed as an executive director;

"General Meeting" means the corporate body that consists of Shareholders and all other Persons with Meeting Rights, or the meeting in which the Shareholders and all other Persons with Meeting Rights assemble;

"Group Company" means a group company of the Company as referred to in section 2:24b BW;

"Lead Director" means a Non-Executive Director designated as such in accordance with article 8.1.4;

"Management Report" means the Company’s management report as referred to in section 2:391 BW;

"Meeting Rights" means the right to attend and speak at the General Meeting, either in person or by a proxy authorised in writing, subject to article 9.4.2;

"Non-Executive Director" means a Director appointed as a non-executive director;

"Person with Meeting Rights" means a Shareholder as well as a usufructuary with Meeting Rights or a pledgee with Meeting Rights, subject to article 9.4.2;

"Person with Voting Rights" means a Shareholder with voting rights as well as a usufructuary with voting rights or a pledgee with voting rights, each at the General Meeting, subject to article 9.4.2;

"Record Date" means the twenty-eighth day prior to the date of a General Meeting, or such other day as prescribed by law;

"Secretary" means a person designated as such in accordance with article 8.1.6; "Share" means a share in the share capital of the Company;

"Shareholder" means a holder of one or more Shares;

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

"Subsidiary" means a subsidiary of the Company as referred to in section 2:24a BW;

"Vice-Secretary" means a person designated as such in accordance with article 8.1.6; and

"Vice-Chairman" means a Director designated as such in accordance with article 8.1.5.

1.2	Interpretation

1.2.1	Unless required otherwise by law, the term "in writing" shall include an electronically transmitted, readable and reproducible message.

1.2.2	References to articles shall be deemed to refer to articles of these articles of association, unless the contrary is apparent.

1.2.3	Unless the context requires otherwise, words and expressions contained and not otherwise defined in these articles of association have the same meaning as in the BW.

1.2.4	Any reference to a gender includes all genders.

2	NAME, SEAT AND OBJECTS

2.1	Name and seat

2.1.1	The name of the Company is: Ferrovial SE.

2.1.2	The Company's seat is in Amsterdam, the Netherlands.

2.2	Objects

2.2.1	The objects of the Company are:

(a)	to design, build, execute, operate, manage, run and maintain infrastructures and public and private works, either directly or through its participation in companies, groupings, consortia or any other similar legal form legally permitted in the relevant country;

(b)	to operate and provide all kinds of services related to urban and interurban transport infrastructure, either by land, sea or air;

(c)	to operate and manage all kinds of complementary services and works that could be offered around public and private works and infrastructures;

(d)	to hold, on its own behalf, all kinds of concessions, sub concessions, authorisations and administrative licenses for works, services and both work and services, granted by any public or private entity, organisation or institution, either domestic or foreign;

(e)	to manage, administer, acquire, promote, transfer, urbanise, rehabilitate and operate in any form, lands, lots, residential developments, real estate zones or developments, and in general all kinds of real properties;

(f)	to build, acquire, supply, import, export, lease, install, maintain, distribute and operate machinery, tools, vehicles, facilities, materials, equipment and furnishings of all kinds, including urban furnishings and equipment;

(g)	to acquire, operate, sell and assign intellectual and industrial property rights;

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

(h)	to provide services related to the conservation, repair, maintenance, sanitation and cleaning of all kinds of works, installations and services, to both public and private entities;

(i)	to provide engineering services such as preparing projects, studies and reports;

(j)	to prepare projects and studies for the construction, maintenance, operation and marketing of all kinds of water and wastewater supply, discharge, transformation and treatment facilities and waste products research and development in such fields;

(k)	to provide services related to the environment such as smoke and noise control, integral waste disposal management including from collection to purification, transformation and treatment;

(l)	to build, manage, operate, exploit and maintain energy production or carrier systems for any kind of energy;

(m)	to research, design, develop, manufacture, operate and assign programs and in general computer, electronic and telecommunications products;

(n)	to research, operate and exploit mineral deposits, as well as acquire, use and enjoy permits, licenses, concessions, authorisations and other rights to mine, and to industrialise, distribute and sell mineral products;

(o)	to participate in other businesses of whatever nature, to take any other interest in or conduct the management of those businesses, to provide any kind of services to third parties, to attract financing, to finance third parties, to provide security or assume liability for the obligations of third parties;

(p)	to coordinate and perform on its own behalf all kinds of operations related to securities in any kind of market, national or international;

(q)	to buy, sell, or in any other way acquire, transmit, swap, transfer, pledge and subscribe for all kinds of shares, securities convertible into shares or which grant the right to acquire or subscribe to bonds, rights, payment notes, government bonds, or tradable securities and to acquire holdings in other companies;

(r)	to provide any kind of legal entities and companies with management and administration services, such as consulting services and advisory services in accounting, legal, technical, financial, tax, labour and human resources matters;

(s)	any other activities that are permitted under applicable law,

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

2.2.2	The above listed objects may be undertaken by the Company indirectly, either totally or in part, through holdings in other companies with an equivalent object and incorporated in the Netherlands or abroad. Thus, the Company's corporate objects include management and administration of securities representing the equity of companies whether or not resident in the Netherlands, by means of the corresponding organisation of material and human resources.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

3	CAPITAL AND ISSUE OF SHARES

3.1	Capital and Shares

3.1.1	The authorised share capital of the Company is thirty million euro (EUR 30,000,000). It consists of three billion (3,000,000,000) Shares with a nominal value of one eurocent (EUR 0.01) each.

3.1.2	The Shares are in registered form. No share certificates are issued.

3.1.3	Shares are numbered. The Board decides on the manner in which the Shares are numbered and may change the numbering of the Shares.

3.1.4	The Company shall not cooperate with the issue of depositary receipts. Holders of depositary receipts for Shares therefore do not have Meeting Rights.

3.2	Issue of Shares

3.2.1	The Board resolves on the issue of Shares and determines the issue price, as well as the other terms and conditions of the issue, if and insofar as the Board has been authorised by the General Meeting to issue Shares with due observance of the applicable statutory provisions. Unless otherwise stipulated at its grant, the authorisation cannot be withdrawn without a proposal thereto by the Board.

3.2.2	If and insofar as the Board has not been authorised as referred to in article 3.2.1, the General Meeting, pursuant to a proposal thereto by the Board, resolves on the issue of Shares and determines the issue price, as well as the other terms and conditions of the issue.

3.2.3	Articles 3.2.1 and 3.2.2 apply equally to the granting of rights to subscribe for Shares. These articles do not apply if Shares are being issued to a person exercising a previously acquired right to subscribe for Shares.

3.3	Payment for Shares

3.3.1	Shares are issued in accordance with sections 2:80, 2:80a and 2:80b BW.

3.3.2	Shares are issued against payment of the nominal amount and, if Shares are issued at a higher amount than the nominal value, the difference between these amounts shall be paid-up, without prejudice to section 2:80(2) BW.

3.3.3	Upon resolving to issue Shares or to grant rights to subscribe for Shares, the corporate body adopting such resolution to issue Shares may determine that the Shares are to be paid up in full out of a reserve as referred to in section 2:389 or 2:390 BW or a distributable reserve.

3.3.4	The Board may perform legal acts as referred to in section 2:94 BW without the approval of the General Meeting.

3.4	Pre-emptive rights

3.4.1	If Shares are issued, each Shareholder will have a pre-emptive right in proportion to the aggregate nominal amount of his Shares. This pre-emptive right does not apply to:

(a)	Shares issued to employees of the Company or of a Group Company;

(b)	Shares issued against contribution in kind; and

(c)	Shares issued to a person exercising a previously acquired right to subscribe for Shares.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

3.4.2	The Board may resolve to limit or exclude pre-emptive rights, if and insofar the Board has been authorised to do so by the General Meeting with due observance of the applicable statutory provisions. Unless otherwise stipulated at its grant, the authorisation cannot be withdrawn without a proposal thereto by the Board.

3.4.3	If and insofar the Board has not been authorised as referred to in article 3.4.2, the General Meeting, pursuant to a proposal thereto by the Board, resolves on the limitation or exclusion of pre-emptive rights.

3.4.4	If less than one half of the issued share capital is represented at the General Meeting, a resolution of the General Meeting to limit or exclude the pre-emptive rights and a resolution to authorise the Board as referred to in article 3.4.2 will require a majority of at least two-thirds of the votes cast.

3.4.5	Subject to section 2:96a BW, the corporate body that resolves to issue Shares determines, upon adopting such resolution to issue Shares and with due observance of the applicable statutory provisions, in which way and within which period of time the pre-emptive rights may be exercised.

3.4.6	This article 3.4 applies equally to the granting of rights to subscribe for Shares.

4	OWN SHARES AND CAPITAL REDUCTION

4.1	Acquisition of Shares by the Company

4.1.1	The Company may acquire fully paid-up Shares if and insofar the General Meeting has authorised the Board to do so with due observance of the applicable statutory provisions. The General Meeting determines in its authorisation the number of Shares the Company may acquire, in what manner and at what price range. Acquisition by the Company of Shares not fully paid up is null and void.

4.1.2	No authorisation as referred to in article 4.1.1 is required if the Company repurchases fully paid-up Shares for the purpose of transferring these Shares to employees of the Company or of a Group Company under any applicable equity plan, provided that these Shares are quoted on an official list of a stock exchange.

4.1.3	The Company may acquire Shares against payment in cash or in a form other than cash. If the Company acquires Shares pursuant to an authorisation referred to in article 4.1.1, the cash equivalent of a payment in a form other than cash as determined by the Board, must be within the limits of such authorisation.

4.1.4	This article 4.1 does not apply to Shares acquired by the Company under universal title.

4.1.5	For the purposes of section 2:98(3) BW, the relevant balance sheet will be the most recent balance sheet adopted by either the General Meeting, as included in the most recently adopted Annual Accounts, or as adopted by the General Meeting upon the proposal of the Board, or as adopted by the Board.

4.2	Capital reduction

4.2.1	Pursuant to a proposal of the Board, the General Meeting may decide to reduce the issued share capital with due observance of section 2:99 BW.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

4.2.2	The issued share capital may be reduced by reducing the nominal value of Shares by means of an amendment to these articles of association or by cancelling Shares.

4.2.3	If less than one half of the issued share capital is represented at the General Meeting, a resolution of the General Meeting to reduce the share capital will require a majority of at least two-thirds of the votes cast.

4.2.4	A resolution to cancel Shares can only relate to Shares held by the Company or of which the Company holds the depositary receipts.

4.2.5	Reduction of the nominal value of the Shares without repayment and without release from the obligation to pay up the Shares must take place proportionately on all Shares. The requirement of proportion may be deviated from with the consent of all Shareholders concerned.

5	SHAREHOLDERS REGISTER

5.1.1	The Board shall keep a shareholders register as referred to in section 2:85 BW. The shareholders register may be kept in electronic form.

5.1.2	The shareholders register shall be updated at regular intervals and will state the name and address of each Shareholder and any other information on the Shareholder that may be required by law or deemed appropriate by the Board. The Shareholder is responsible for any consequences of not providing such information or of providing incorrect information.

5.1.3	The shareholders register may be kept in separate parts and at different locations. Part of the shareholders register may be kept outside the Netherlands in order to comply with foreign legislation or with requirements made by a foreign stock exchange. At least one copy will be maintained at the office of the Company.

5.1.4	Upon request, a Shareholder shall be given free of charge a declaration of what is stated in the shareholders register concerning the Shares registered in his name.

5.1.5	If any Shares form part of an undivided community of property, the joint participants may only be represented towards the Company by a person who has been designated by them in writing for that purpose.

5.1.6	This article 5 equally applies to those who hold a right of usufruct or a right of pledge on one or more Shares, with the exception of a pledgee as referred to in section 2:86c(4) BW.

6	RIGHT OF PLEDGE AND RIGHT OF USUFRUCT

6.1	Right of pledge

6.1.1	Shares may be pledged.

6.1.2	The pledgee has the voting rights attached to pledged Shares if this was agreed in writing when the right of pledge was created or at a later date. In absence of such written agreement, the Shareholder holds the voting rights attached to the pledged Shares.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

6.1.3	Pledgees with voting rights have Meeting Rights. Pledgees without voting rights do not have Meeting Rights. Shareholders who do not have voting rights as a result of a right of pledge, do have Meeting Rights.

6.2	Right of usufruct

6.2.1	A right of usufruct may be created on Shares.

6.2.2	The usufructuary has the voting rights attached to the Shares subject to the right of usufruct if this was agreed in writing when the right of usufruct was created or at a later date. In absence of such written agreement, the Shareholder has the voting rights attached to the Shares that are subject to the right of usufruct.

6.2.3	Usufructuaries with voting rights have Meeting Rights. Usufructuaries without voting rights do not have Meeting Rights. Shareholders who do not have voting rights as a result of a right of usufruct, do have Meeting Rights.

7	TRANSFER OF SHARES

7.1	Transfer of Shares

7.1.1	The transfer of Shares requires a deed executed for that purpose and, save in the event that the Company itself is a party to the transaction, written acknowledgement of that transfer by the Company. Service of the deed of transfer or of a certified notarial copy or extract of that deed, on the Company, will be the equivalent of acknowledgement as stated in this article 7.1.1. This article 7.1.1 applies equally to the creation of a right of pledge or a right of usufruct on a Share, provided that a right of pledge may also be established without acknowledgement by or service on the Company, with due observance of section 2:86c(4) BW.

7.1.2	For as long as Shares are listed on a regulated foreign stock exchange, the Board may resolve, with due observation of applicable statutory provisions, that article 7.1.1 does not apply to Shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Board for the purpose of the listing on such foreign stock exchange, and that the property law aspects of such Shares shall be governed by the law of the state of establishment of such stock exchange or by the law of the state in which transfers and other legal acts under property law relating to such Shares can or must be made with the consent of such stock exchange.

8	MANAGEMENT: ONE-TIER BOARD

8.1	Composition of the Board and internal organisation

8.1.1	The Company is managed by the Board. The Board consists of one or more Executive Directors and two or more Non-Executive Directors.

8.1.2	The exact number of Directors, as well as the number of Executive Directors and Non-Executive Directors, is determined by the Board, provided that the number of Directors must be at least three Directors and cannot exceed twelve Directors.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

8.1.3	The majority of the Board must consist of Non-Executive Directors. Only individuals can be Non-Executive Directors.

8.1.4	The Board shall designate one of the Directors as Chairman and may designate one of the Directors as Lead Director. The Board may also grant other titles to Directors.

8.1.5	The Board shall designate one or more Directors as Vice-Chairman. In case of more than one Vice-Chairman, the Board shall assign each Vice-Chairman a rank.

8.1.6	The Board may designate a person as Secretary. The Board may also designate one or more persons as Vice-Secretary. In case the Secretary is not in office or unable to act, the Vice-Secretary shall have the duties of the Secretary as set out in these articles of association.

8.1.7	The Executive Directors are primarily responsible for the day-to-day management of the Company.

8.1.8	The Non-Executive Directors supervise the Executive Directors' management and performance of duties and the Company’s general affairs and its business. The Non-Executive Directors also render advice to the Executive Directors. The Non-Executive Directors furthermore perform any duties allocated to them under or pursuant to applicable law or these articles of association. The Executive Directors shall timely provide the Non-Executive Directors with the information they need to carry out their duties.

8.1.9	With due observance of these articles of association, the Board may adopt Board Rules in writing concerning its organisation, its decision-making, the duties and organisation of committees and other internal matters concerning the Board, the Executive Directors, the Non-Executive Directors and the committees established by the Board.

In performing their duties, the Directors shall act in compliance with the Board Rules.

8.1.10	The Board may allocate its duties among the Directors by means of the Board Rules or otherwise in writing with due observance of the following provisions:

(a)	Non-Executive Directors may not be deprived of their duties as set out in article 8.1.8;

(b)	the authority to nominate persons for the appointment as a Director may not be allocated to Executive Directors; and

(c)	the authority to determine the remuneration of an Executive Director may not be allocated to Executive Directors.

8.1.11	Directors may adopt legally valid resolutions with respect to matters that fall within the scope of the duties allocated to them.

8.2	Appointment of Directors

8.2.1	The General Meeting appoints Directors pursuant to a nomination thereto by the Board.

8.2.2	The nomination for appointment of a Director sets out whether such Director is nominated for appointment as Executive Director or Non-Executive Director. The nomination will be included in the notice of the General Meeting at which the nomination is to be considered.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

8.2.3	A Director shall be appointed for a term as set out in the nomination for appointment. The term of appointment of a Director lapses ultimately at the end of the annual General Meeting held in the third calendar year following the year of appointment. A Director may be re-appointed with due observance of this article 8.2.3.

The Board may draw up a rotation schedule for the Non-Executive Directors.

8.3	Suspension and dismissal of Directors

8.3.1	The General Meeting may suspend or dismiss a Director. A suspension by the General Meeting may, at any time, be discontinued by the General Meeting.

8.3.2	The Board may suspend an Executive Director at any time. A suspension by the Board may, at any time, be discontinued by the Board or by the General Meeting.

8.3.3	A suspension may be extended one or more times, but the total duration of the suspension may not exceed three months. If at the end of that period, no decision has been taken on termination of the suspension or on dismissal, the suspension ends.

8.4	Directors' inability to act and vacancies

8.4.1	If the seat of an Executive Director is vacant or in case an Executive Director is unable to act, the remaining Executive Director or Executive Directors shall temporarily be entrusted with the tasks and duties of that Executive Director. In addition, the Board may designate a temporary replacement. If there are no Executive Directors in office and able to act, the Non-Executive Directors may decide that they are entrusted with the tasks and duties of the Executive Directors, notwithstanding that the Board may provide for a temporary replacement. A temporary replacement serves until the earlier of the moment on which the seat in the Board for which he serves as temporary replacement is again occupied by a Director able to act and the end of the annual General Meeting following his designation.

8.4.2	If the seat of a Non-Executive Director is vacant or in case a Non-Executive Director is unable to act, the remaining Non-Executive Director or Non-Executive Directors shall temporarily be entrusted with the tasks and duties of that Non-Executive Director. In addition, the Board is authorised to designate a temporary replacement.

If there are no Non-Executive Directors in office and able to act, the General Meeting will be authorised to temporarily entrust the tasks and duties of the Non-Executive Directors to one or more temporary replacements. If all Non-Executive Director seats on the Board are vacant, such temporary replacements shall as soon as possible take the necessary measures to make definitive arrangements. A temporary replacement serves until the earlier of the moment on which the seat in the Board for which he serves as temporary replacement is again occupied by a Director able to act and the end of the annual General Meeting following his designation.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

8.4.3	A Director shall in any event be considered to be unable to act within the meaning of articles 8.4.1 and 8.4.2:

(a)	during the Director’s suspension;

(b)	during a period when the Company cannot contact the Director (including as a result of illness) and such period of time lasted longer than five consecutive days or a longer term as determined by the Board; or

(c)	during the period for which the Director has informed the Board that he is unable to act.

8.5	Remuneration

8.5.1	The Company has a policy in respect of the remuneration of Executive Directors and Non-Executive Directors. This policy, whether or not combined for Executive Directors and Non-Executive Directors, is proposed by the Board for adoption by the General Meeting. The General Meeting adopts the policy by a majority of the votes cast.

8.5.2	Without prejudice to section 2:135a(4) BW, the remuneration and other terms of service for Executive Directors are determined by the Board with due observance of the remuneration policy adopted by the General Meeting. Executive Directors may not participate in the deliberations and decision-making process of the Board in determining the remuneration and other terms of service for Executive Directors.

8.5.3	Without prejudice to section 2:135a(4) BW, the remuneration of Non-Executive Directors is determined by the Board with due observance of the remuneration policy adopted by the General Meeting.

8.5.4	Arrangements for the remuneration of Directors in the form of Shares or rights to subscribe for Shares require the approval by the General Meeting. The proposal must in any event state the number of Shares or rights to subscribe for Shares that can be granted to the Board, as well as the applicable criteria for granting or amending such rights. The absence of approval of the General Meeting does not affect the authority of the Board or the Executive Directors to represent the Company.

8.6	Internal organisation and adoption of resolutions

8.6.1	The Board shall meet at least once every three months to discuss the progress and foreseeable development of the Company's business.

8.6.2	The Board adopts resolutions by a majority of the votes cast, unless applicable law, these articles of association or the Board Rules provide otherwise. In case of a tied vote, the Chairman has a casting vote, provided at least two other Directors entitled to vote are in office.

8.6.3	Each Director has one vote. Blank votes, invalid votes and abstentions are regarded as votes not cast.

8.6.4	A Director may only be represented at a meeting of the Board by another Director who is entitled to vote and has been authorised to do so in writing.

8.6.5	If a Director has a direct or indirect personal conflict of interest with the Company and its business as referred to in section 2:129(5) BW, he may not participate in the Board's deliberations and decision-making on that matter.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

8.6.6	If no resolution of the Board can be adopted as a result of article 8.6.5 or section 2:169(4) BW being applicable to all Directors, the resolution may be adopted by the General Meeting.

8.6.7	The approval of the General Meeting is required for resolutions of the Board regarding an important change in the identity or character of the Company or its business, including in any event:

(a)	the transfer of the business enterprise, or practically the entire business enterprise, to a third party;

(b)	concluding or cancelling a long-lasting cooperation of the Company or a Subsidiary with another legal person or company or as a fully liable general partner in a partnership, provided that the cooperation or cancellation is of material significance to the Company; and

(c)	acquiring or disposing of a participating interest in the share capital of a company with a value of at least one-third of the Company's assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted Annual Accounts, by the Company or a Subsidiary.

The absence of approval of the General Meeting does not affect the authority of the Board or the Executive Directors to represent the Company.

8.6.8	A written confirmation of one or more resolutions having been adopted by the Board in a meeting, which is signed by the Chairman together with either the Secretary or the secretary of the relevant meeting, is deemed to be evidence of those resolutions.

8.7	Representation

8.7.1	The Board as well as each Executive Director acting individually may represent the Company.

8.7.2	The Company may authorise persons, whether or not employed by the Company, to represent the Company on a continuing basis or authorise such persons to represent the Company in a different manner.

9	GENERAL MEETING

9.1	Powers of the General Meeting

9.1.1	Within the limits set by applicable law and these articles of association, the General Meeting has all the powers that have not been conferred upon the Board or others.

9.1.2	The Board shall provide the General Meeting with all requested information, unless this would be contrary to an overriding interest of the Company.

9.2	Convening the General Meeting

9.2.1	General Meetings are convened by the Board.

9.2.2	Each year, the Board shall convene at least one General Meeting to be held within six months after the end of the Company's financial year.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

9.2.3	One or more Persons with Meeting Rights individually or jointly representing at least the percentage of the issued share capital as required by law, may request the Board in writing to convene a General Meeting. The request must clearly state the items to be discussed. If the Board fails to take the measures necessary to allow the General Meeting to be held within the statutory term after the request, the requesting Persons with Meeting Rights may, subject to applicable law, seek authorisation by a court in preliminary relief proceedings to convene a General Meeting.

9.2.4	Persons with Meeting Rights are convened to a General Meeting with due observance of a notice period of at least such number of days prior to the day of the General Meeting as required by law, and in accordance with applicable law and the regulations of any stock exchange where Shares are quoted on the official list.

9.2.5	The notice convening a General Meeting is issued by an announcement, which is published electronically and which is directly and permanently available until the time of the General Meeting.

9.2.6	The Board may decide that the notice to a Person with Meeting Rights who agrees to an electronic notification, is replaced by a legible and reproducible message sent by electronic mail to the address indicated by him to the Company for such purpose.

9.3	Location and convocation of the General Meeting

9.3.1	General Meetings are to be held in the municipality where the Company has its seat, Rotterdam, The Hague or Utrecht.

9.3.2	The Board determines the agenda of the General Meeting.

9.3.3	Subject to applicable law, items requested to be added to the agenda by one or more Persons with Meeting Rights in writing, individually or jointly representing at least the percentage of the issued share capital as required by law, will be included in the notice convening the General Meeting or announced in the same manner if the Company has received the substantiated request by no later than on the day prescribed by law.

9.4	Admission to the General Meeting

9.4.1	Each Person with Meeting Rights is, with due observance of this article 9.4, entitled in person or through a proxy in accordance with article 9.4.4, to attend the General Meeting, to address the meeting and, in case he is a Person with Voting Rights, to exercise his voting rights.

9.4.2	In respect of a specific General Meeting, Persons with Meeting Rights or Persons with Voting Rights are:

(a)	those who, on the Record Date for such specific General Meeting, qualify as such; and

(b)	have been entered as such into a register designated by the Board for this purpose, regardless of who is entitled to the Shares at the time of the relevant General Meeting.

9.4.3	To exercise the rights referred to in article 9.4.1, the Persons with Meeting Rights must inform the Company in writing of their intention to do so no later than on the date set out in the notice convening the General Meeting, and in the manner set out in that notice.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

9.4.4	In the event that Meeting Rights are or the right to vote in a General Meeting is to be exercised by a proxy, such proxy must be in writing and must have been received by the Company no later than on the date determined by the Board as referred to in article 9.4.3. The requirement that a proxy must be in writing is satisfied when the proxy is recorded electronically.

9.4.5	The Board may decide that each Person with Meeting Rights has the right, in person or represented by a written proxy, to take part in, address and, to the extent he is entitled to vote, vote at the General Meeting using electronic means of communication, provided that such person can be identified via the same electronic means of communication and is able to directly observe the proceedings and, to the extent he is entitled to vote, vote at the meeting. Subject to applicable law, the Board may attach conditions to the use of the electronic means of communication. Such conditions must be included in the notice convening the meeting.

9.4.6	In deviation from the article 9.3.1 and to the extent permitted by applicable law, the Board may determine that a General Meeting is only accessible via electronic means of communication. Article 9.4.5 applies to the use of electronic means of communications.

9.4.7	The chairperson of the General Meeting decides on all matters relating to admission to the General Meeting. The chairperson of the General Meeting may admit third parties to the General Meeting.

9.4.8	The Board may decide that a person, before being admitted to a General Meeting, must identify himself by means of a valid passport or other means of identification and/or will be submitted to such security arrangements as the Board may consider to be appropriate under the given circumstances.

9.4.9	Directors are entitled to attend General Meetings. In the General Meeting Directors have an advisory vote.

9.5	Order of business at the General Meeting

9.5.1	General Meetings are chaired by:

(a)	the Chairman;

(b)	if the Chairman is not present or not available, the highest ranked Vice-Chairman present and available;

(c)	if neither the Chairman or any Vice-Chairman is present and available, the Lead Director;

(d)	if neither the Chairman, any Vice-Chairman or the Lead Director is present and available, a Director designated by the Directors present at the General Meeting; or

(e)	if there are no Directors present and available at the General Meeting, a person designated by the General Meeting.

The chairperson of the General Meeting appoints the secretary of the General Meeting.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

9.5.2	The chairperson of the General Meeting determines the order of business at the meeting, with due observance of the agenda, and he has the power to limit the time allowed for addressing the meeting or to take other measures to ensure an orderly meeting. All issues relating to the proceedings at the General Meeting or relating to the General Meeting are decided on by the chairperson of the General Meeting.

9.5.3	The chairperson of the General Meeting determines the manner of voting. The conclusion of the chairperson of the General Meeting on the outcome of a vote at the General Meeting is decisive. The same applies to the contents of any resolution adopted.

9.5.4	The chairperson of the General Meeting decides on all disputes relating to the voting that are not provided for by law or these articles of association.

9.5.5	The General Meeting will be conducted in the English language. The General Meeting may be conducted in a language other than the English language if so determined by the chairperson of the General Meeting.

9.6	Adoption of resolutions

9.6.1	The General Meeting adopts resolutions by a majority of the votes cast, unless applicable law or these articles of association provide otherwise. In case of a tied vote, the proposal is rejected.

9.6.2	Each Share confers the right to cast one vote at the General Meeting. Blank votes, abstentions and invalid votes are regarded as votes not cast.

No vote may be cast at the General Meeting on a Share held by the Company or a Subsidiary. Usufructuaries or pledgees of Shares belonging to the Company or a Subsidiary are not excluded from voting if the right of usufruct or the right of pledge was created before such Share was held by the Company or a Subsidiary. The Company and Subsidiaries may not cast a vote in respect of a Share on which they hold a right of usufruct or a right of pledge.

9.6.3	For the purpose of determining how many Shareholders may vote and are present or represented, or how much of the capital is present or represented, Shares in respect whereof applicable law stipulates that no votes can be cast are not taken into account.

9.7	Voting prior to the General Meeting

9.7.1	The Board may determine that votes cast prior to the General Meeting by electronic means or by letter are considered to be equivalent to votes cast at the time of the meeting. The Board determines the period during which such votes can be cast. This period cannot start prior to the Record Date.

9.7.2	If article 9.7.1 is applied by the Board, the notice convening the General Meeting will state how Persons with Voting Rights may cast their vote prior to the General Meeting.

9.8	Minutes of the General Meeting

9.8.1	Unless a notarial record is drawn up of the General Meeting, minutes of the General Meeting are drawn up by the secretary of the General Meeting or such other person designated for such purposes by the chairperson of such General Meeting. The minutes are adopted and signed by the Chairman together with either the Secretary or the secretary of the relevant General Meeting.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

9.8.2	A written statement signed by the Chairman, together with either the Secretary or the secretary of the General Meeting confirming that the General Meeting has adopted a particular resolution shall serve as proof of that resolution towards third parties.

10	FINANCIAL YEAR, ANNUAL REPORTING AND AUDITOR

10.1	Financial year and annual reporting

10.1.1	The Company's financial year coincides with the calendar year.

10.1.2	Annually, within the term applicable by law, the Board shall prepare the Annual Accounts. The auditor's statement as referred to in article 10.2.3 will be added to the Annual Accounts as will the Management Report and the additional information referred to in section 2:392(1) BW, to the extent that this information is required.

10.1.3	All Directors are expected to sign the Annual Accounts. If the signature of a Director is missing, this must be stated and explained.

10.1.4	The Company ensures that the prepared Annual Accounts, the Management Report and the additional information referred to in article 10.1.2 are present at the Company’s office from the day of convening the General Meeting at which they will be discussed until the end of such General Meeting. Persons with Meeting Rights may inspect the documents there and obtain a copy free of charge.

10.1.5	The Annual Accounts are adopted by the General Meeting.

10.1.6	In the General Meeting where adoption of the Annual Accounts is discussed, a proposal to grant discharge to the Directors for the performance of their duties may be put on the agenda as a separate item.

10.2	Auditor

10.2.1	The General Meeting shall instruct an auditor as referred to in section 2:393 BW to audit the Annual Accounts drawn up by the Board in accordance with subparagraph 3 of that section. The instruction may be given to an organisation of chartered accountants working together. If the General Meeting fails to issue the instructions to the auditor, the Board is authorised to do so.

10.2.2	The instructions issued to the auditor may be revoked by the General Meeting and, if the Board has issued the instructions, by the Board. The instructions may only be revoked for valid reasons and in accordance with section 2:393(2) BW.

10.2.3	The auditor shall report on the audit to the Board and set out the results of the audit in an auditor's statement on whether the Annual Accounts present a true and fair view. The auditor may attend and address the General Meeting at which the adoption of the Annual Accounts is discussed.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

11	PROFIT, LOSS AND DISTRIBUTIONS

11.1	Profit, loss and distributions of profit

11.1.1	Dividend may be distributed only after adoption of the Annual Accounts showing that this is permissible.

11.1.2	The Board may determine that an amount out of the profit will be added to the reserves.

11.1.3	The Board determines how a shortfall that is determined by the adoption of the Annual Accounts, will be accounted for. A shortfall may be set off against the reserves to be maintained by law only to the extent applicable by law.

11.1.4	The profits remaining after application of article 11.1.2, will be at the disposal of the General Meeting.

11.2	Interim distributions

11.2.1	The Board may resolve to make interim distributions if an interim statement of assets and liabilities meeting the requirements laid down in section 2:105(4) BW shows that the requirement of article 11.3.1 has been met.

11.2.2	Interim distributions may be made out of the profit of the current financial year or out of a distributable reserve.

11.3	Distribution requirements and conditions

11.3.1	The Company may make distributions only to the extent that the Company's equity exceeds the sum of the paid up and called-up part of the capital and the reserves which must be maintained by law or these articles of association.

11.3.2	The corporate body resolving on a distribution decides whether such distribution is made in cash, in kind or in Shares, or any combination thereof. The General Meeting may only resolve to make a distribution in kind or in the form of Shares pursuant to a proposal thereto by the Board.

11.3.3	If a distribution is made in cash, the Board determines the currency in which the distribution will be made. The Board determines the method in which a currency conversion in respect of distributions, if any, is made.

11.3.4	If a distribution is made in a form other than in cash, the Board determines which value the Company will allocate to such distribution for accounting purposes.

11.4	Notices and payments

11.4.1	Distributions are payable on the day as determined by the Board.

11.4.2	The persons entitled to a distribution shall be the relevant Shareholders, usufructuaries and pledgees, as the case may be, on a date to be determined by the Board for that purpose. This date may not be prior to the date on which the distribution was announced.

11.4.3	Subject to article 11.4.4, all Shares share equally in all distributions.

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English translation for information purposes only, the original version has been prepared in Dutch. In the event of discrepancies between the Dutch, Spanish and English version, the Dutch version shall prevail.

11.4.4	When determining the allocation of an amount to be distributed, Shares held by the Company in its capital are not taken into account, unless those Shares are encumbered with a right of usufruct or a right of pledge.

11.4.5	Distributions which have not been claimed upon the expiry of five years and one day after the date when they became payable will be forfeited to the Company and will be carried to the reserves.

12	SPECIAL RESOLUTIONS AND LIQUIDATION

12.1	Resolutions to amendment to the articles of association, legal merger, legal demerger, and dissolution

12.1.1	The General Meeting may, on a proposal of the Board thereto, resolve on a legal merger, a legal demerger, an amendment of these articles of association or dissolution, without prejudice to sections 2:331 BW and 2:334ff BW. If a proposal is made to the General Meeting to amend the articles of association, this must be stated in the notice convening the General Meeting, and a copy of the proposal, stating the proposed amendment verbatim, must be made available for inspection by every Person with Meeting Rights at the Company’s office from the day of the convocation of the relevant General Meeting until the end of such General Meeting.

12.1.2	If less than half of the issued share capital is represented at the General Meeting, a resolution of the General Meeting to amend these articles of association will require a majority of at least two-thirds of the votes cast.

12.2	Liquidation

12.2.1	If the Company is dissolved and its assets must be liquidated, the Executive Directors will become the liquidators, unless the General Meeting resolves otherwise. The Non-Executive Directors supervise the liquidators, unless the General Meeting resolves otherwise.

12.2.2	The liquidation takes place in accordance with the applicable law. During the liquidation period, these articles of association will remain in full force as far as possible.

12.2.3	The balance of the Company's assets after all liabilities have been settled will be distributed on the Shares, in accordance with section 2:23b BW, in proportion to their nominal value.

12.2.4	After the Company has ceased to exist, its books, records and other data carriers must remain in the custody of the person designated for that purpose by the liquidators or, if there are no liquidators, by the Board, for a period of seven years.

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